
May 3, 2013

Via E-mail
Mr. Jonathan Symonds
Chief Financial Officer
Novartis AG
CH-4056 Basel
Switzerland

> **Re:** **Novartis AG**
> **Form 20-F for Fiscal Year Ended December 31, 2012**
> **Filed January 23, 2013**
> **File No. 001-15024**

Dear Mr. Symonds:

We have reviewed your April 3, 2013 response to our March 20, 2013 letter and have the following comments.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Item 18. Financial Statements
Notes to Consolidated Financial Statements
1. Significant Accounting Policies
Intangible Assets Available For Use, page F-11

1. We found your response to our prior comment 1 confusing. For example, we did not understand your references to "as a practical matter," "economic rent," and "more properly," as well as your proposed disclosure which referenced the costs of inventories "at period end." Please provide a more fulsome analysis of whether the amortization of intangible assets included within currently marketed products, marketing know-how, and a portion of technologies, which you classify as cost of goods sold, represents inventoriable costs and are accounted for as such. Please include in your response, but do not limit it to, an evaluation of each material intangible asset within these three categories in the context of the requirements in

IAS 2, paragraphs 10 to 18, with particular focus on production and non-production overhead, as well as IAS 38, paragraphs 97 to 99.

2. As a further follow-up to your proposed disclosure that amortization of intangible assets is not included in the costs of inventories at period end, please tell us whether you have applied this policy consistently for all periods presented. If you have applied this policy consistently, please help us understand the apparent change in policy between 2010 and 2011, suggested by the following disclosure. We note on page 128 that your consolidated amortization expense recognized in the income statement increased $1.9 billion, from $1.1 billion in 2010 to $3.0 billion in 2011 "… as a result of a full year of incorporating Alcon." We also note on pages 122 and 137 that Alcon's amortization of intangible assets recognized in the income statement was $1.9 billion for each of 2011 and 2012. Because the increase in your consolidated amortization expense from 2010 to 2011 equaled a full year of amortization expense on Alcon acquired intangible assets and the changes in amortizable intangible assets in 2011 as disclosed in Note 11 to the consolidated financial statements appear to be relatively insignificant, the disclosure suggests that amortization of the Alcon intangible assets acquired may not have been recognized in the 2010 income statement and thus remained capitalized on the balance sheet as of the 2010 period end.

2. Contingent Consideration, page F-15

3. Please refer to prior comment 2. Please provide us proposed disclosure to be included in future filings that describes the factors that you consider in determining when those future events that will trigger a payment obligation outside of a business combination are reasonably likely to occur and result in corresponding liability recognition. Also, quantify for us those possible future payment obligations relating to these asset acquisitions that have not been recorded or reflected in the table of aggregate contractual obligations on page 198.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638, if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief
Accountant